February 24, 2012
Michael Clampitt, Esq,
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage Holdings Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 20, 2012 File No. 333-174246
Dear Michael Clampitt:
     On behalf of Nationstar Mortgage Holdings Inc. (the “Registrant”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 6, 2012 with respect to the Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on January 20, 2012 (File No. 333-174246) (“Amendment No. 2”). Subsequent to its receipt of the comments of the Staff addressed in this response, the Registrant filed Amendment No. 3 to the Registration Statement with the Commission on February 8, 2012, solely for the purpose of adding exhibits to the Registration Statement and amending the exhibit index therein.
     The Registrant has filed today Amendment No. 4 to the Registration Statement (“Amendment No. 4”), together with this letter via EDGAR correspondence. Capitalized terms used but not defined herein have the meanings assigned to such terms in Amendment No. 4.
     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the response set forth below are to the pages of Amendment No. 4.
CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE

Michael Clampitt, Esq.
Securities and Exchange Commission
February 24, 2012, p. 2
General
1.	We are in receipt of your confidential treatment request, CF Control #27841. Comments with respect to the application will be provided promptly in a separate letter.

Response:
     The Registrant acknowledges the Staff’s comment. The Registrant has received the Staff’s letter dated February 17, 2012 and has submitted its response under separate cover.
2.	Update your registration statement to include the number of shares you intend to offer.

Response:
     In response to the Staff’s comment, the Registrant has revised the Registration Statement to include the number of shares it intends to offer.
3.	We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, for example the names of members of your board committees. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.
Response:
     In response to the Staff’s comment, the Registrant has revised the Registration Statement to include all information that it is not entitled to omit under Rule 430A, including the names of board committee members. The Registrant acknowledges that the Staff may have further comments on this disclosure.
Dilution, page 45
4.	Update this section to provide the information required by Form S-1 and Item 506.
Response:

Michael Clampitt, Esq.
Securities and Exchange Commission
February 24, 2012, p. 3
     In response to the Staff’s comment, the Registrant has revised page 46 of the Registration Statement to include the information required to be disclosed under Form S-1 and Item 506.
Principal and Selling Stockholders, page 162
5.	For all shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Fortress Fund III Funds and Fortress Fund IV Funds. While we note your statement that “Wesley R. Edens may be deemed to be the natural person that has sole or shared voting and investment control over the shares listed as beneficially owned by Nationstar Mortgage Holdings Inc.,” you must identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Fortress Fund III Funds and Fortress Fund IV Funds, as opposed to the shares listed as beneficially owned by Nationstar Mortgage Holdings Inc.
Response:
     In response to the Staff’s comment, the Registrant has revised the disclosure on page 161 to reflect that Wesley R. Edens may be deemed to be the natural person that has sole voting and investment control over the shares listed as beneficially owned by FIF HE Holdings LLC.
Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits, II-3
6.	Please amend your filing to include all required exhibits as we will need sufficient time to review them prior to any desired effective date. Refer to Item 601(b)(10) of Regulation S-K.
Response:
     In response to the Staff’s comment, the Registrant has revised the Registration Statement to include all exhibits required by Item 601(b)(10) of Regulation S-K.

Michael Clampitt, Esq.
Securities and Exchange Commission
February 24, 2012, p. 4
*           *           *
     We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Sincerely,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

/s/ Duane McLaughlin
Duane McLaughlin, a Partner
Enclosure

cc:	Anthony W. Villani, Esq. Executive Vice President and General Counsel Nationstar Mortgage Holdings Inc.